WTAX SERVICE AGREEMENT

This Agreement is entered into on May 28th 2025 (“Effective Date”) between:

Name of Juristic Person: WTax USA, Inc.	Name of Juristic/Natural Person: Professionally Managed Portolios, on behalf of the Akre Focus Fund and Akre Focus ETF
Registration Number: 3484534	Registration/Identification Number:
Registered Address: 1400 112th Avenue SE Suite 100, Bellevue WA 98004	Registered/Physical Address: _615 E. Michigan St. Milwaukee, WI 53202
(“WTax”)	(“the Client”)

Hereinafter each a “Party” and together “the Parties” RECORDAL

Whereas, the Client wishes to engage WTax for provision of the Services and WTax wishes to render the Services to the Client.
Whereas, the Parties wish to govern their relationship pursuant to the above, in accordance with the terms and conditions of this Agreement.

1.THE SERVICES

1.1.The Client has elected to engage WTax for the provision of “the Services” as follows: (please mark the relevant box with an “X”):

1.1.1.Full Service: The provision of the Services to the Client as the sole and exclusive WHT recovery service provider for all withholding tax incurred by the Client in respect of income derived through direct foreign investment at any time whatsoever (“WHT”), and the preparation and submission of any claims for WHT identified for reclaim on the Client’s behalf by WTax, through the use of all available reclaim mechanisms in law (“Claims”) which have not been submitted for reclaim or has not been processed for reclaim by the Custodian and/or any third party (“Unclaimed WHT”) identified retrospectively and during the term of this Agreement, to the absolute exclusion of the Custodian and/or any third party; or

1.1.2.Partial Service: The provision of the Services to the Client as the exclusive WHT recovery service provider for all Unclaimed WHT identified by WTax retrospectively and during the term of this Agreement to the exclusion of all WHT identified and reclaimed by the Custodian and/or any third party;

in terms of which service offering WTax shall render the Services to the Client.

1.2.All and any Unclaimed WHT shall be submitted for and on behalf of the Client by WTax. All WHT Claims submitted for and on behalf of the Client by WTax and successfully refunded will attract fees as set out below. The “Custodian” shall be the custodian bank(s) utilised by the Client for the purpose of executing investment transactions on the Client’s behalf, and which may or may not already render services for the recovery of WHT to the Client.

2.FEES

2.1.Pursuant to the provision of the Services, WTax shall be entitled to the fees, calculated as 20% (twenty percent) of the Refunds, as defined below (“Fees”)

2.2.Upon receipt of the refunds received from a tax authority or any third party in respect of Claims, achieved by WTax on the Client’s behalf, pursuant to the provision of the Services (“Refunds”), WTax shall pay the Client the value of the Refunds within sixty (60) days of WTax identifying and assigning the Refunds to the Client, after deducting the Fees and the value of unavoidable bank charges, handling charges, disbursements, currency charges incurred by WTax in relation to Refunds. WTax shall also be entitled to deduct third party services and/or fiscal representative fees (“Ancillary Charges”).

2.3.In the event that the Client is legally obligated to receive the Refunds directly from a tax authority, WTax will invoice the Client for the Fees, the Ancillary Charges and the other costs set out above. Invoices shall be paid by the Client to WTax within sixty (60) days of date thereof.

2.4.Should WTax be unable to achieve all or any of the Refunds on behalf of the Client, WTax shall not be entitled to the Fees in respect of such Claims only, nor shall WTax be entitled to recover any Ancillary Charges from the Client pursuant to such Claims only.

3.TERM

3.1.This Agreement shall endure between the Parties for a period of 2 (two) years from the Effective Date (“Initial Period”) and shall automatically renew and continue to endure for further 2 (two) year periods (“Subsequent Period/s”) unless terminated in accordance with this Agreement.

3.2.This Agreement may not be terminated during the Initial Period unless mutually agreed in writing by the Parties.

3.3.During the Subsequent Period/s, either Party may provide 60 (sixty) days’ written notice to the other Party before the end of any Subsequent Period of its intention to terminate this Agreement, after which period this Agreement shall automatically terminate.

Name of Signatory on behalf of WTax Jason Yule	Name of Signatory on behalf of Client Jason F. Hadler
Designation Managing Director: Commercial	Designation President, Professionally Managed Portfolios
Date 28 May 2025	Date May 28, 2025
Signature /s/ Jason Yule	Signature /s/ Jason F. Hadler

This Agreement, inclusive of the Terms and Conditions set out in Schedule A below, which is specifically incorporated herein by reference, constitute the entire agreement between the Parties relating to the subject matter herein and supersede any previous agreements, oral, written or otherwise.

SCHEDULE A: TERMS & CONDITIONS

A.OBLIGATIONS

i.WTax shall:

-render the Services using due skill and care and in accordance with generally recognised and accepted commercial practices and standards;

-render the Services in accordance with all applicable legislation from time to time;

-co-operate with the Client in all matters relating to the Services.

ii.Should the Client have elected to engage WTax for the provision of the Full Service, the Client shall notify all and any other relevant Custodians and/or third parties, within 14 (fourteen) days of the Effective Date, that they are henceforth expressly precluded from rendering any Services which are the same or similar to those being exclusively provided by WTax to the Client in relation to the recovery of WHT.

iii.Where the Services are partially rendered to the Client on behalf of WTax by any third party fiscal representative engaged by WTax, WTax shall ensure that such third party fiscal representative complies with the terms and conditions of this Agreement. WTax shall, at all times, remain liable to the Client for the due performance of its obligations in terms of this Agreement.

iv.In providing the Services, the Client recognises and accepts that its co-operation with WTax is required, and hereby tenders such reasonable co-operation – which shall include but shall not be limited to –

-the timely provision of all and any information and documentation required by WTax; and

-immediately forwarding all and any information and documentation relating to potential WHT Claims that come into the Client’s possession or to the Client’s attention.

v.The Client undertakes not to utilise any analyses or other information provided to it by WTax to submit WHT claims itself, or via its Custodian and/or any third party. Furthermore, the Client shall not during the term of this Agreement directly or indirectly submit any WHT claim other than through WTax in accordance with the terms and conditions set forth in this Agreement.

B.PAYMENT

i.WTax shall be entitled to the Fees in relation to all and any Claims submitted during the term of the Agreement and/or prior to the date of termination of this Agreement, even if the Refunds are received after the Agreement term has ended and/or the Agreement has been terminated.

ii.Should the Client fail to pay any amount which is due and payable to WTax within the timeframe(s) specified herein, the Client shall be liable to pay a late payment penalty, over and above the amount that is due and payable, which is equal to five (5%) of the amount outstanding for each month that the amount remains outstanding until payment is received in full by WTax.

iii.The Fees agreed between the Parties are expressed exclusive of VAT or sales tax, if applicable, which WTax shall levy thereon accordingly.

iv.Any interest that WTax receives from a tax authority pursuant to the submission of a Claim on behalf of the Client will be considered part of the Refund received from the tax authority.

v.Any other charges imposed by the Client’s Custodian(s) and/or any Third Party for, inter alia, dividend vouchers and reports, shall be invoiced to the Client and/or deducted from the Refund/s.

C.TERMINATION

i.In the event that either Party terminates this Agreement as set out above, WTax undertakes to continue to render the Services in relation to all and any Claims that have already been submitted to a tax authority prior to the date of termination.

ii.Notwithstanding the termination of this Agreement for any reason whatsoever, WTax shall remain entitled to the Fees on all Claims which have been submitted to a tax authority prior to the date of termination.

iii.Subsequent to the date of termination of this Agreement, and in relation to all and any Claims that have already been submitted to a tax authority prior to the date of termination, the Client undertakes to observe its obligations in terms of this Agreement, as if it were still in full force and effect, so as to ensure that WTax can use its best endeavours to achieve the Refunds.

iv.In the event that the Client breaches the covenants of this clause, the Client shall be liable to WTax for the Fees, as if such Claims were refunded in full by the relevant tax authorities.

D.DUE DILIGENCE

As per WTax’s due diligence procedures, the validity of this Agreement is subject to the Client successfully passing sanction and compliance checks performed within 30 days of signature date of this Agreement (“Initial Check”). WTax is also entitled to perform the sanction and compliance checks on a continuous basis, as and when it deems fit (“Subsequent Checks”). In the event that the Client does not successfully pass any Subsequent Checks, WTax shall be entitled to cancel the Agreement immediately upon written notice to the Client, and may withdraw and/or refrain from submitting any pending Claims for the Client. WTax shall not be liable for any Damages suffered by the Client as a result thereof.

E.ACCESS TO INFORMATION

i.Upon the provision of reasonable notice, WTax shall grant to the Client (or its authorised agent) a right of access to WTax’s premises during normal working hours, during which time the Client shall be entitled to copies of all documents relating to the provision of the Services by WTax, in order that the Client may:

-verify the accuracy of the Claims, the Refunds and/or the Fees;

-verify that the Services are being rendered in accordance with this Agreement;

-identify any suspected fraud or accounting error;

-satisfy itself that all and any laws, regulations and/or requirements are being met.

ii.Upon request, the Client shall provide WTax with all and any necessary documentation, data and information required for the identification of Unclaimed WHT and for WHT that has already been claimed by the Custodian and/or any third party on the Client’s behalf, as well as for the preparation and submission of the Claims and the handling of any queries, in order to allow WTax to effectively carry out obligations in terms of this Agreement. This includes the execution by the Client of all and any mandates, powers of attorney and/or letters of authority that shall allow WTax to obtain the necessary documentation, data and information from any relevant Custodian and/or third party.

iii.Should the Client breach the provisions of this clause, thereby preventing WTax from submitting Claims and/or addressing any query on or before any date stipulated by a tax authority, the Client shall be liable to WTax for the Fees, as if such Claims were refunded in full by the relevant tax authority.

F.CONFIDENTIALITY

i.WTax agrees, during the term and after the termination of this Agreement:

-to keep all information relating to the Client, including any information relating to non-public portfolio holdings of the client, or to an identified or identifiable natural person and as further described in the Directive 95/46/EC of the European Parliament, the GDPR or any equivalent data protection law, which is disclosed to WTax, directly or indirectly, in writing, orally or visually, pursuant to this Agreement, and which is not already in the public domain (“Confidential Information”) in the strictest confidence in providing the Services; to use the Confidential Information only for the purpose of rendering the Services, and that no Confidential Information will be utilized by its employees, agents or professional advisers conduct transactions with respect to any security;

-to disclose the Confidential Information only to those of its employees, agents or professional advisers who need to know such Confidential Information in rendering the Services, and only in the presence of equivalent duties of confidentiality;

-to disclose the Confidential Information to satisfy an order of a court of competent jurisdiction or to comply with the provisions of any law or regulation in force from time to time, provided that in these circumstances, WTax shall give the Client the right and opportunity to take whatever steps it deems necessary to protect its interests in this regard, and provided further that WTax shall only disclose that portion of the Confidential Information which it is legally required to disclose;

-that all and any documentation and invoices provided by the Client shall remain the property of the Client at all times.

-that such documentation is held in safe custody, at WTax’s own risk, and shall not be disposed of or used, other than in accordance with this Agreement, or in accordance with the Client’s reasonable written instructions.

G.INDEMNITY

i.WTax shall indemnify and hold the Client harmless, on demand, against any claims, liabilities, losses, costs, proceedings, damages or expenses arising out of or in connection with any breach of this Agreement by WTax (“Damages”). The quantum of the Damages in such instance shall be limited to the value of the Fees received within 1 (one) year by WTax prior to the incident which gave rise to the alleged Damages in question.

ii.The following exclusions shall be applicable to this clause:
-The success and the timing of the Claims may be dependent on the relevant, complete and accurate information being provided by to WTax, and the Client shall not be entitled to any Damages or additional compensation as a consequence of any delays or interference, inaccuracies and any information that is not provided to WTax, whether intentionally or not.
-WTax shall endeavour to provide the Services with due skill and care. However, WTax cannot warrant or guarantee that the Services, in isolation and in totality, will result in partial or full Refunds, and any Damages as a consequence of any act or omission in relation to the Services by WTax shall not be recoverable by the Client from WTax.
-The findings, opinions and conclusions provided by WTax do not profess to be facts or guarantees. WTax shall not be held liable for any action, undertaking or omission by the Client on the basis of the findings, opinions and/or conclusions provided by WTax.

H.DUPLICATION OF CLAIMS

i.WTax hereby confirms that it shall only submit claims in relation to Unclaimed WHT. Accordingly, WTax shall be precluded from submitting any claims in relation to WHT for which claims have already been submitted or, where the Partial Service has been engaged by the Client, WTax shall be precluded from submitting claims which are in the process of being are prepared by the Custodian and/or a third party, at the Client’s instruction.

ii.WTax shall periodically obtain reports from the relevant Custodian and/or third party, with the Client’s assistance and co-operation, where required, in order to ensure that it only submits Claims in respect of Unclaimed WHT.

iii.WTax shall have the sole and exclusive right to pursue all and any Unclaimed WHT which shall not be reclaimed by the Custodian and/or third party, without the need to negotiate with – and/or notify – any Custodian and/or third party.

iv.Should any Custodian and/or third party submit any claims for the recovery of WHT on the Client’s behalf, which WTax has the right to pursue in terms of this Agreement, the Client shall be liable to WTax for the Fees, as if such Claims were refunded in full by the tax authorities. WTax reserves the right to claim Ancillary Charges or reasonable damages suffered as a result of such breach, depending on the circumstances of each case.

I.LEGAL NOTICES

i.The Parties hereby confirm that all and any legal documents, legal letters and/or legal notices must be delivered to the addresses of the Parties, as indicated on the face page of this Agreement, which address shall constitute the nominated domicilium citandi et executandi of the respective Parties.

ii.Non-legal documents, this Agreement and communications between the Parties may be electronically transmitted via e-mail.

J.GENERAL

i.If any provision of this Agreement is declared by any court of competent jurisdiction to be illegal, void, or unenforceable, the other provisions shall not be affected and shall remain in full force and effect.

ii.This Agreement constitutes the entire Agreement concluded between the Parties and no variation, modification or addition hereto shall be of any force or effect unless reduced to writing and signed by the Parties.

iii.This Agreement shall be governed by- and construed in accordance with the laws of the State of New York. The Parties irrevocably submit to the exclusive jurisdiction of the courts located in New York County, State of New York.

iv.This Agreement may be executed in any number of counterparts, each of which, when executed, shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement. However, no counterpart shall be effective until each Party has executed at least one counterpart.